REPUBLIC POWER GROUP LTD.

August 9, 2022

VIA EDGAR

Ms. Jan Woo

Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Republic Power Group Ltd.
Registration Statement on Form F-1
Submitted July 21, 2022
File No. 333-266256

Dear Ms. Jan Woo:

This letter is in response to the letter dated August 2, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed July 21, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

1.	As previously requested in comment 7 of our letter dated April 19, 2022, please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comments, we revised our disclosure on page 41 of the Amended Registration Statement to disclose the minimum period of time that we will be able to conduct planned operations using only currently available capital resources.

Exhibit Index, page II-4

2.	Please file your tax opinions by Forbes Hare, your British Virgin Islands counsel, and ZICO Insights Law LLC, your Singapore counsel, as exhibits to the registration statement. Refer to Regulation S-K Item 601(b)(8).

Response: In response to the Staff’s comments, we filed the tax opinions by Forbes Hare and ZICO Insights Law LLC as exhibits 8.1 and 8.2, respectively, to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC